Wally World Media, Inc.
200 Centennial Avenue, Suite 200
Piscataway, New Jersey 08854

April 8, 2013

VIA EDGAR
Mark P. Shuman, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Wally World Media, Inc. Registration Statement on Form S-1/A Filed March 29, 2013 File No. 333-185694

Dear Mr. Shuman:

We are in receipt of your comment letter dated April 4, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Transactions with Related Persons, Promoters and Certain Control Persons, page 27

1.
You state that the number of shares of common stock due will be calculated based on the private placement share price prior to the commencement of trading. Please expand your disclosures to clarify that the issuance price will be adjusted if you conduct additional private placements at varying prices.

RESPONSE:	On page 27, we expand the disclosure to state that the number of shares of common stock will be based on the most recent private placement sale price if the company is not currently publicly traded.

2.
We note your response to prior comment 4, where you state that Mr. Knie started taking a salary in the amount of $10,000 per month for his services effective October 1, 2012. Please expand your disclosure in this section to disclose the salary amount, and the nature of corresponding services provided by Mr. Knie. Please refer to Item 404(c) of Regulation S-K.

RESPONSE:
On page 27, we include the disclosure that Mr. Knie has joined the Company as a full-time employee as a project manager responsible for overseeing the development of the website and is paid $10,000 per month.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Wally World Media, Inc.

By: /s/ Darin Myman
Name: Darin Myman
Title: Chief Executive Officer